Mail Stop 3561

January 24, 2007

Via U.S. Mail

Regina R. Flood
Chief Executive Officer
Last Mile Logistics Group, Inc.
6675 Amberton Drive
Elkridge, Maryland 21075

Re: Last Mile Logistics Group, Inc.
Pre-effective Amendment No. 1 to Registration Statement on Form 10-SB
Filed January 3, 2007
File No. 000-52301

Dear Ms. Flood,

        We have reviewed your responses to the comments in our letter dated December 4, 2006 and have the following additional comments. Please note that all page references below correspond to the marked courtesy version provided to the staff.

Item 2. Management's Discussion and Analysis, page 17

1. We note your response to our previous comment 14. Please revise to explain what you mean by the increased salaries for executive personnel and fees for outside members of the Board of Directors you refer.   If you do have any outside members of the Board of Directors, please revise Item 5 accordingly.

2. You state that you hope the increased costs associated with becoming a registered company under the Exchange Act of 1934 will be absorbed eventually by increased revenues. Please clarify your ability now to absorb the increased costs. Please further clarify what you mean by you hope the increased costs will serve as the foundation for future growth. How will these costs help future growth?

Executive Compensation, page 28

3. Please explain supplementally to us why Item 402(b) of Regulation S-B does not apply to Brian Flood. Otherwise, please revise the table. Please provide

compensation for the named executive officers for each of the registrant's last three completed fiscal years. Refer to Item 402(b) of Regulation S-B.

Recent Sales of Unregistered Securities, page 33

4. We reissue, in part, our previous comment 26. Please describe the transaction and the type and amount of consideration received by the company for the stock options issued to Regina and Brian Flood. See Item 701(c) of Regulation S-B.

Last Mile Logistics

Notes to Financial Statements

Note 7 – Subsequent Events, page 41

5. Refer to our previous comment 30. Please revise your disclosure throughout your filing to disclose your valuation technique and the expected amortization of compensation expense to be taken over each of the four years of vesting.

6. Refer to our previous comment 32. Please expand your descriptive disclosures to more fully address the material terms of the warrants, including their expiration date(s).

7. Supplementally confirm to us and revise your disclosure to indicate (if true) that the expense associated with the warrants will be amortized to interest expense using the effective interest method. Alternatively, please advise.

Chesapeake Logistics, LLC

Accountants' Report, page 47

8. As the most recent financial statements included in the filing are for accounting periods prior to the date of the acquisition, it appears that this audit report should refer to Chesapeake Logistics, LLC. In this regard, we note that the financial statements themselves have been captioned Chesapeake Logistics, LLC. Please revise or advise.

Notes to Consolidated Financial Statements

Note 3 – Goodwill, page 50

9. Refer to our previous comment 34. It is unclear from your response why you believe using a multiple of revenue in a year you experienced net losses, negative operating cash flows, as well as the receipt of a "going concern" opinion is more

appropriate than using discounted estimated future cash flows. We are not persuaded that the use of this technique is consistent with the objective of measuring fair value and/or that the entities you have selected have comparable operations and economic characteristics. Supplementally support this assertion or reperform your impairment assessment to use the fair value measurement techniques described in paragraph 24.

10. As a related matter, supplementally explain to us why you have not performed additional impairment tests at June 30, 2006 and September 30, 2006, as both periods provided financial information indicating impairment may exist, specifically increasing net loss and increasing negative operating cash flow.

11. In view of the relative significance of the goodwill balance to total assets and to members' equity, the nature and size of the account balance and its potential impact upon future operations and financial condition should be fully discussed in your risk disclosures section on page 10.

Note 4 – Related Party Transactions, page 50

12. We note your revised disclosure indicates the note agreement was entered into in December 2006, but approximately $341,000 was outstanding under this agreement at September 30, 2006. Supplementally clarify and revise your disclosure to indicate when you began accruing interest on related party debt in your financial statements. If you did not begin accruing interest until the date the note agreement was signed, please provide us with a SAB 99 materiality assessment of what interest would have been on the related party notes under the agreement signed in December. If you determine such interest is neither qualitatively or quantitatively material, as defined by SAB 99, on both a quarterly and annual basis, please revise your disclosure related to the loans previously issued by the Floods to Chesapeake to indicate such assertion. Your disclosure should also be revised to clearly indicate that such loans did not specify terms, and were repaid on a short-term basis.

Note 8 – Commitments and Contingencies, page 52

13. Please note that paragraph 15 of SFAS 13 requires you record rent on a straight-line basis. Please revise your accounting policy and financial statements for all periods accordingly. Refer to FTB 85-3 for guidance. Should you determine that the difference in expense between your current method and the straight line method is not material, please revise your disclosure to so indicate. Materiality should be assessed using the qualitative and quantitative methods of SAB 99.

<u>Other</u>

14. Please consider the updating requirements for the financial statement and related disclosures included in the Company's Form 10-12(b) registration statement in accordance with Item 310 (g) of Regulation S-B.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or Susan Block at (202) 551-3210 with any other questions.

Regards,

Susan C. Block
Attorney-Advisor

cc: Gary Lipson Esq.
        Fax: (407) 423-7014